UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 4


                        SYMONS INTERNATIONAL GROUP, INC.


STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP:

(  ) Check this box if no longer subject to Section 16.

Form 4 or Form 5 obligations may continue.  See Instructions 1 (b).


1.   Name and Address of Reporting  Person
     Robert C. Whiting
     Suite 500
     48 Par La Ville Road
     Hamilton HM11
     Bermuda

2.   Issuer Name and Ticker or Trading Symbol
     Symons International Group, Inc.
     SIGC

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year
     12/00

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person (s) to Issuer (Check all applicable)
     (X) Director  (  ) 10% Owner  () Officer (give title below)
     ( ) Other (Specify Below)

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     (   ) Form filed by More than One Reporting Person



Table I  Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of   2.                       4.  Securities acquired (A) or  5.  Amount of Securities     6.  Direct   7.  Nature of
    Security   3.                       Disposed of (D)                 Benefically Owned at End of  (D) or       Indirect Benefical
                  Transactions                                          Month                        Indirect (I) Ownership


               Date         Code  V      Amount         A/D      Price

Common         12/20/00     P            2,500          A        .187
               12/21/00     P            7,500          A        .28125
                                                                            54,800                       D


Table II  Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of     2.  Conversion of         3.  4.       5.  Number of    6.  Date Exercisable      7. Title and     8.  Price
    Derivative       Exercise Price of                      Derivative       and Expiration Date      Amount of         of
    Security         Derivative Security   Transaction      Securities       (Month/Day/Year)         Underlying        Derivative
                                                                             Acquired (A) or                            Securities
                                                                             Disposed (D)
                                                                                                                         Title and
                                                                                                                         Number of
                                                                                                                         Shares

                                             Date  Code  V  Amount   A/D     Date        Expiration
                                                                             Exercisable Date

    Common




9.  Number of     10.  Ownership Form
    Derivative         of Derivative
    Securities         Security, Direct (D)
    Benefically        or Indirect (I)
    Owned at End
    of Month

     28,000                  D



_______________________
Robert C. Whiting
Director
Symons International Group, Inc.